UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42892

Agencia Comercial Spirits Ltd

(Exact name of registrant as specified in its charter)

No. 23-1, Shenzun Rd., Shengang Dist.
Taichung City 429014, Taiwan (R.O.C.)

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information disclosed under this Form 6-K is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, except as expressly set forth in such filing.

Change of Principal Office

On December 19, 2025, Agencia Comercial Spirits Ltd (the “Company”) moved its principal executive office to No. 23-1, Shenzun Rd., Shengang Dist., Taichung City 429014, Taiwan (R.O.C.).

Resignation of Director

On February 25, 2026, Mr. WONG Man Ue, Nick (“Mr. Nick Wong”) tendered his resignation as an executive director and chief financial officer of the Company, effective February 28, 2026. Mr. Nick Wong’s resignation was not a result of any disagreement with the Company’s operation, policies or procedures.

On March 5, 2026, Mr. Patrick Man Shun WONG (“Mr. Patrick Wong”) tendered his resignation as an independent director of the Company, effective March 5, 2026. Mr. Patrick Wong also stepped down from his positions as Chairperson of the Audit Committee, member of the Compensation Committee, and member of the Nominating and Corporate Governance Committee. Mr. Patrick Wong’s resignation was not a result of any disagreement with the Company’s operation, policies or procedures.

The board of directors (the “Board”) of the Company would like to express its sincere gratitude to Mr. Nick Wong and Mr. Patrick Wong for their contributions to the Company during their tenures of office.

Appointment of Directors and Change in Composition of Board Committees

The board of directors (the “Board”) of the Company announces the following appointments and changes to the composition of the Board committees:

(1)	Mr. LIU Shihao (“Mr. Liu”) has been appointed as an executive director and chief financial officer, effective from March 1, 2026; and

(2)	Mr. LI Cheuk Hang (“Mr. Li”) has been appointed as an independent non-executive director, effective from March 5, 2026.

After the changes described above,

●	the Board will consist of seven (7) directors, including three (3) executive directors, namely Mr. Tsai Yi Yang, Mr. Li Qiang, and Mr. Liu and four (4) independent directors, namely Mr. Tian Yiding, Mr. John Robert Fiore, Mr. Li, and Ms. Lee Su-Jung;

●	the audit committee consists of Mr. Tian Yiding, Mr. John Robert Fiore, Mr. Li, and Ms. Lee Su-Jung with Mr. Li serving as the chairperson of the audit committee;

●	the compensation committee consists of Mr. Tian Yiding, Mr. John Robert Fiore, Mr. Li, and Ms. Lee Su-Jung with Ms. Lee Su-Jung serving as the chairperson of the compensation committee; and

●	the nominating and corporate governance committee consists of Mr. Tian Yiding, Mr. John Robert Fiore, Mr. Li, and Ms. Lee Su-Jung with Mr. John Robert Fiore serving as the chairperson of the nominating and corporate governance committee.

Set forth below is certain biographical information regarding the background and experience of Mr. Liu and Mr. Li:

Mr. LIU Shihao, age 31, has extensive experience in financial leadership and executive management across multiple industries. Prior to his appointment as executive director and chief financial officer of the Company, he served as Executive Director at Cornerstone Financial Holdings Limited, a company listed on The Stock Exchange of Hong Kong, from September 2023 to February 2026. Previously, he served as Chief Financial Officer at Hong Kong Mars Culture Media Limited from July 2023 to July 2025, Executive Director at Windmill Group Limited, a company listed on The Stock Exchange of Hong Kong, from November 2021 to July 2023, and Executive Director at DeTai New Energy Group Limited, a company listed on The Stock Exchange of Hong Kong, from August 2021 to March 2022. Mr. Liu obtained his bachelor’s degree in mechatronic engineering from Chongqing University in the People’s Republic of China, and his Master’s degree in Finance from City University of Hong Kong.

Mr. Li Cheuk Hang, aged 36, is a member of the Hong Kong Institute of Certified Public Accountants and holds a Bachelor of Business Administration (Honours) in Accountancy from City University of Hong Kong. Mr. Li has substantial experience in accounting, auditing, financial management and corporate compliance. Since August 2017, Mr. Li has served as Financial Controller of HKUE Limited, where he has overseen a broad range of finance and corporate functions, including financial reporting, budgeting, treasury management, internal control systems, regulatory compliance and strategic corporate matters. In this role, he has developed substantial experience in financial oversight, operational discipline and corporate governance, which are particularly relevant to growth-oriented businesses. Prior to that, Mr. Li served as Financial Controller of Tophit Limited from January 2016 to July 2017. From 2011 to 2016, Mr. Li worked at Ernst & Young and BDO Limited between 2011 and 2016, gaining extensive audit and assurance experience across listed companies, private enterprises and multinational corporations in various sectors. He has also contributed to listing-related assignments and has developed notable familiarity with financial reporting standards and regulatory compliance matters, including exposure to U.S. GAAP and U.S. regulatory requirements.

The Board has determined that Mr. Li qualifies as an independent director under the applicable rules and regulations of the SEC and NASDAQ Rule 5605(a)(2), based on an evaluation of the relationships between the Company and Mr. Li.

There are no family relationships among the directors or executive officers of the Company.

There is no arrangement or understanding between Mr. Liu and Mr. Li, and any other person pursuant to which they were selected as directors or executive officers of the Company.

There are no transactions in which Mr. Liu and Mr. Li, or their immediate family members have an interest requiring disclosure under Item 404(a) of Regulation S-K.

The Board believes Mr. Liu and Mr. Li will bring broad management experience to the Company and would like to take this opportunity to welcome Mr. Liu and Mr. Li on joining the Board.

Issuance of Press Release

On March 16, 2026, the Company issued a press release announcing the foregoing appointment of directors and change in composition of Board committees.

EXHIBIT INDEX

The following exhibits are being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated March 16, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Agencia Comercial Spirits Ltd

Date: March 16, 2026	By:	/s/ Tsai Yi Yang
	Name:	Tsai Yi Yang
	Title:	Director and Chief Executive Officer

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